Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock, and

Associated Preferred Stock Purchase Rights, of

Sequenom, Inc.

at

$2.40 Net Per Share in Cash

by

Savoy Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of the Common Stock, the “Shares”), at a price of $2.40 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the Depositary for the Offer (the “Depositary”) and Morrow Sodali Global, LLC, which is acting as the information agent for the Offer (the “Information Agent”). Stockholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker or other nominee to determine whether any charges will apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN

TIME, ON WEDNESDAY, SEPTEMBER 7, 2016, UNLESS THE OFFER IS EXTENDED.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016 (the “Merger Agreement”), by and among LabCorp, Purchaser and Sequenom. Following the completion of the Offer, Purchaser will be merged with and into Sequenom (the “Merger”) without a vote of the stockholders of Sequenom in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Sequenom will survive as a direct wholly owned subsidiary of LabCorp, and each Share not previously purchased in the Offer will be converted into the right to receive the Offer Price in cash or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in the Offer to Purchase.

The Sequenom board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn prior to 12:01 a.m., Eastern Time, on the expiration date of the Offer, Shares that, considered together with all other Shares (if any) otherwise owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the DGCL, including for the purposes of this calculation (i) Shares subject to Sequenom restricted stock awards, plus (ii) the aggregate number of Shares issuable to holders of Sequenom stock options and warrants to purchase Shares from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (iii) the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any warrants and the convertible notes issued pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank, National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association, as trustee, excluding any warrants included in clause (ii) (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions as described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

Subject to the applicable rules and regulations of the Securities and Exchange Commission and the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price, waive any Offer conditions or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Sequenom, Purchaser may not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions or requirements to the Offer in addition to the conditions and requirements described in Section 14—“Conditions of the Offer” of the Offer to Purchase or amend or modify any of the Offer conditions in a manner that adversely affects, or reasonably could adversely affect, the holders of the Shares; (v) change or waive the Minimum Condition; (vi) extend or otherwise change the expiration of the Offer in a manner other than as required or permitted by the Merger Agreement; or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The term “Expiration Date” means 12:01 a.m., Eastern Time, on Wednesday, September 7, 2016, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date. Purchaser reserves the right to, and under certain circumstances Sequenom may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. For a description of the procedure for tendering Shares, see the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, (or manually executed facsimile thereof) with any required signature guarantees; or (ii) in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal. The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

Except as provided in Section 4—“Withdrawal Rights” of the Offer to Purchase, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after October 8, 2016. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, LabCorp, the Depositary, the Information Agent, Sequenom or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Sequenom has provided Purchaser with Sequenom’s stockholder list and securities position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related letter of transmittal and Sequenom’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Sequenom’s board of directors and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the location and telephone numbers set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (855) 222-5261

E-mail: sqnm@morrowco.com